UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 4, 2025

ENERGY EXPLORATION TECHNOLOGIES, INC.
(Exact name of issuer as specified in its charter)

Nevada	66-0912748
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1654 Calle Tulipan, Ste 100, San Juan, PR 00927

(Full mailing address of principal executive offices)

(737) 273-9677

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

General

On July 4, 2025, Energy Exploration Technologies, Inc. (the “Company,” “we,” “us,” “our,” and similar terms), entered an exclusive, binding conditional offer letter (the “Letter Agreement”) with Pantera Lithium Ltd., an Australian public limited company listed on the Australian Securities Exchange (“Pantera”), Daytona Lithium Pty Ltd, an Australian corporation and Pantera’s wholly owned subsidiary (“Daytona”), and Folsom Point Energy LLC, a Delaware limited liability company wholly owned by Daytona (“Folsom,” and together with Daytona, the “Target Companies,” and collectively with Pantera, the “Pantera Parties”), in connection with our potential acquisition of the Target Companies and their assets.

The principal asset underlying this transaction is the Pantera Li Brine project, formerly known as the Superbird Lithium Brine Project, located in the Smackover Formation in Southwest Arkansas. This project is strategically positioned, directly abutting Exxon Mobil’s lithium brine project and neighboring other major industry players such as Standard Lithium, Equinor, and Albemarle Corporation, all of whom hold adjacent projects in the region. The area benefits from a century-long legacy of oil and gas production, providing established infrastructure and deep technical expertise. The Pantera Li Brine project is focused on the development of a Direct Lithium Extraction (“DLE”) operation, targeting brine resources within the Smackover Formation that are characterized by elevated lithium concentrations ranging from 150 to over 600 mg/L, making it a highly attractive opportunity for advanced lithium extraction and production using the Company’s patented DLE technology platform.

Terms of the Letter Agreement and the Contemplated Transaction

Pursuant to the Letter Agreement, subject to the satisfaction or waiver of specified conditions precedent and the execution of a definitive agreement by and between the Company and the Pantera Parties (the “Definitive Agreement”), we agreed to acquire from Pantera all of the issued and outstanding capital stock of Daytona, which in turn owns all of the equity interests of Folsom, in exchange for consideration payable to Pantera with an aggregate value of up to AUD $40.0 million, consisting of (i) three equal installments of Two Million Australian Dollars (AUD $2,000,000) (each, an “Installment”) for aggregate cash consideration of Six Million Australian Dollars (AUD $6,000,000) (the “Cash Consideration”); and (ii) 2,344,828 shares of our Common Stock, par value $0.01 per share (the “Common Stock”) with a pre-determined value of Thirty-Four Million Australian Dollars (AUD $34,000,000) calculated by dividing that value by $9.50 (equivalent to AUD $14.50 as of July 4th 2025) (the “Consideration Shares,” and together with the Cash Consideration, the “Transaction Consideration”). We currently intend that any issuance of Consideration Shares to Pantera will be conducted as an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended, such that the offer and sale will be made outside the United States to persons who are not “U.S. Persons” as defined in Regulation S.

The Letter Agreement contemplates that the closing of the Definitive Agreement will occur on or around October 1, 2025 (the “Closing”); provided, that the Closing may occur on such later date as the parties may mutually agree. At the Closing, the parties intend that the Company will acquire the Target Companies from Pantera in exchange for the Transaction Consideration (with Folsom continuing as Daytona’s wholly owned subsidiary post-Closing), free and clear of any debt or liabilities incurred pre-Closing. The Letter Agreement further provides that the risk of loss, damage, or impairment to the assets of Daytona and Folsom remains with Pantera until the Closing and that any such loss or damage may result in a downward adjustment of the Transaction Consideration in the Definitive Agreement.

According to the Letter Agreement and subject to the final terms and conditions of the Definitive Agreement, the parties intend that (i) the Cash Consideration will be payable, with respect to the first Installment, within five business days from the Closing, with respect to the second Installment, nine months after the Closing (on or around July 1, 2026), and with respect to the third Installment, eighteen months after the Closing (on or around April 1, 2027); and (ii) the Consideration Shares will be issued to Pantera within five business days of the Closing. Regarding such Consideration Shares, the Letter Agreement contemplates that Pantera will remain the record holder thereof unless and until we deliver a written notice of an intended initial public offering of our Common Stock registered under the Securities Act of 1933, as amended (an “IPO”) or otherwise complete such IPO, or approve the distribution of such Consideration Shares to the then Pantera shareholders in accordance with the terms and conditions of the Definitive Agreement.

The Letter Agreement contemplates that the Closing will be subject to customary terms and conditions, including, among other things, the satisfactory completion of financial, legal, and technical due diligence; the receipt of all required regulatory, third-party, and Pantera shareholder approvals, including any approvals required under the listing rules of the Australian Securities Exchange and the Australian Corporations Act 2001; the execution of a Definitive Agreement; the retention by Daytona and Folsom of their current assets through the Closing, and the settlement of their pre-Closing debts and liabilities; and the commitment of certain key personnel of Pantera, Daytona, or Folsom to continue in a working or advisory capacity with the Company, together with a covenant not to compete in the lithium development business within the Smackover region of North America.

2

Pursuant to the Letter Agreement, during the period from the effective date thereof until the earlier of the Closing or January 4, 2026 (the “Exclusivity Period”), Pantera may not, nor may it permit its officers, directors, shareholders, agents, representatives, or affiliates to, directly or indirectly solicit, initiate, encourage, or engage in discussions or negotiations regarding, or accept, any proposal or offer that is similar in nature to or that would conflict with the Letter Agreement, and the transaction contemplated thereby. Should Pantera breach this covenant by accepting an alternative proposal during the exclusivity period or consummate such an alternative transaction within twelve (12) months after the end of the exclusivity period, Pantera will be obligated to pay us a break fee equal to two and one-half percent of the gross value of the competing transaction within ten days following its first closing. Pantera has also agreed that it will (i) refrain from restructuring Daytona or Folsom, other than for the purpose of distributing equity to repay existing intercompany loans, prior to closing, (ii) indemnify and hold us harmless from and against all claims relating to such pre-closing matters. Furthermore, we have agreed to reimburse Pantera for up to $50,000 of legal expenses incurred in negotiating and executing the transaction if the Closing occurs, while each party will otherwise bear its own expenses.

Although the Letter Agreement is binding and legally enforceable, the enforceability of the obligations set forth thereunder with respect to any transaction between the parties is subject to and dependent on the execution of a Definitive Agreement. The Letter Agreement will terminate if the conditions precedent have not been satisfied or waived by the end of the Exclusivity Period, in which case the parties will be released from further obligations other than with respect to breaches occurring prior to any such termination. The foregoing description of the Letter Agreement and the transactions and Definitive Agreements contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which has been filed as an exhibit to this Current Report on Form 1-U. Investors are urged to read the Letter Agreement in its entirety for a more complete understanding of the terms and conditions of the transaction.

Significance Tests and Rule 3-05 of Regulation S-K

In connection with our entry into the Letter Agreement and our acquisition of the Target Companies contemplated thereby, we have performed the requisite significance tests prescribed by Rule 3-05 of Regulation S-K. Based on the results of such tests, we have determined that none of the significance thresholds set forth in Rule 3-05 have been met. As a result, the acquisition of the Target Companies, as contemplated by the Letter Agreement, does not constitute a significant acquisition of a business under Rule 3-05 of Regulation S-K, and we are not required to provide separate audited financial statements of the Target Companies or pro forma financial information in connection with the contemplated transaction.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Binding Offer Letter by and between Energy Exploration Technologies, Inc., Pantera Lithium Ltd., Daytona Lithium Pty Ltd., and Folsom Point Energy LLC, dated July 4, 2025
99.2	Press Release

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2025	ENERGY EXPLORATION TECHNOLOGIES, INC.

/s/ Teague Egan
	Name:	Teague Egan
	Title:	Chief Executive Officer

4